# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DBV Technologies S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary Shares, nominal value EUR0.10 per share
Address of issuer's principal executive offices: 107 Avenue de la Republique, Chatillon, France (I0), 92320
Date of event which requires filing of this statement: 01/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-18-023711
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 6 37 85 94 06; John Partigan Lloyd Spencer, Nixon Peabody LLP799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 10,672,462; sole dispositive power 0; shared dispositive power 10,672,462; aggregate amount beneficially owned 10,672,462 (4.6% of the class)
  Comment: Note in relation to Item 13: Percentage of class is calculated based on 232,047,938 Ordinary Shares of the Issuer that are outstanding (based on particular information published by the Issuer) as of December 31, 2025.
- Innobio FPCI: type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 226,133; sole dispositive power 0; shared dispositive power 226,133; aggregate amount beneficially owned 226,133 (0.1% of the class)
  Comment: Note in relation to Item 13: Percentage of class is calculated based on 232,047,938 Ordinary Shares of the Issuer that are outstanding (based on particular information published by the Issuer) as of December 31, 2025.
- Bpifrance Investissement SAS (CIK 0002065260): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 226,133; sole dispositive power 0; shared dispositive power 226,133; aggregate amount beneficially owned 226,133 (0.1% of the class)
  Comment: Note in relation to Item 13: Percentage of class is calculated based on 232,047,938 Ordinary Shares of the Issuer that are outstanding (based on particular information published by the Issuer) as of December 31, 2025.
- Caisse des Depots (CIK 0001056947): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 10,898,595; sole dispositive power 0; shared dispositive power 10,898,595; aggregate amount beneficially owned 10,898,595 (4.7% of the class)
  Comment: Note in relation to Item 13: Percentage of class is calculated based on 232,047,938 Ordinary Shares of the Issuer that are outstanding (based on particular information published by the Issuer) as of December 31, 2025.
- EPIC Bpifrance (CIK 0001731121): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 10,898,595; sole dispositive power 0; shared dispositive power 10,898,595; aggregate amount beneficially owned 10,898,595 (4.7% of the class)
  Comment: Note in relation to Item 13: Percentage of class is calculated based on 232,047,938 Ordinary Shares of the Issuer that are outstanding (based on particular information published by the Issuer) as of December 31, 2025.
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 10,898,595; sole dispositive power 0; shared dispositive power 10,898,595; aggregate amount beneficially owned 10,898,595 (4.7% of the class)
  Comment: Note in relation to Item 13: Percentage of class is calculated based on 232,047,938 Ordinary Shares of the Issuer that are outstanding (based on particular information published by the Issuer) as of December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.10 per share
Name of issuer: DBV Technologies S.A.
Address of issuer's principal executive offices: 107 Avenue de la Republique, Chatillon, France (I0), 92320
Comment:
Introductory Statement:

This Amendment No. 10 ("Amendment") is being filed by Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), Innobio FPCI, a fonds professionnel de capital investissement ("Innobio"), Bpifrance Investissement S.A.S., a French management company (societe de gestion) ("Bpifrance Investissement"), Caisse des depots, a French special public entity (etablissement special) ("CDC"), EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ) and Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance") (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment relates to the Ordinary Shares, nominal value EUR0.10 per share (the "Ordinary Shares") of DBV Technologies S.A. (the "Issuer"). This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on April 12, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 7, 2018, as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on April 9, 2019, as further amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 15, 2019, as further amended by Amendment No. 4 to Schedule 13D filed with the SEC on February 12, 2021, as further amended by Amendment No. 5 to Schedule 13D filed with the SEC on June 16, 2022, as further amended by Amendment No. 6 to Scheduled 13D filed with the SEC on April 7, 2025, as further amended by Amendment No. 7 to Schedule 13D filed with the SEC on November 4, 2025, as further amended by Amendment No. 8 to Schedule 13D filed with the SEC on December 19, 2025, and as further amended by Amendment No. 9 to Schedule 13D filed with the SEC on January 5, 2026 (collectively, as amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissement, CDC, EPIC and Bpifrance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Bpifrance Participations sold the amount of Ordinary Shares on the date and at the price set forth below in open market transactions, except as noted otherwise. The sales of the Ordinary Shares were sold in multiple transactions at varying prices. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the ranges set forth in this Schedule 13D.

January 5, 2026:

- 86,777 Ordinary Shares at a weighted average price of EUR3.02 per share (multiple transactions at prices ranging from EUR2.92 to EUR3.19, inclusive).

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference. As of January 7, 2026, (i) Bpifrance Participations holds directly 10,672,462 Ordinary Shares, which represent 4.6% of the Issuer's outstanding Ordinary Shares, and (ii) Innobio holds directly 226,133 Ordinary Shares, which represents 0.1% of the Issuer's outstanding Ordinary Shares.

As of January 7, 2026, neither Bpifrance, Bpifrance Investissement, EPIC nor CDC holds any Ordinary Shares directly. Bpifrance Investissement may be deemed to be the beneficial owner of the 226,133 Ordinary Shares held by Innobio, through its management of Innobio. Bpifrance may be deemed to be the beneficial owner of 10,898,595 Ordinary Shares, which represent 4.7% of the Issuer's outstanding Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations, which is the parent company of Bpifrance Investissement. EPIC and CDC may be deemed to be the beneficial owners of 10,898,595 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 232,047,938 Ordinary Shares of the Issuer that are outstanding (based on particular information published by the Issuer) as of December 31, 2025. The amount of outstanding Ordinary Shares disclosed in the prior sentence is calculated under U.S. law, which requires treasury shares to be excluded from the calculation of outstanding shares. Under French law, treasury shares are required to be included in the calculation of outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed in this Amendment, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer since the filing of Amendment No. 9 to this Schedule 13D, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of January 7, 2026, pursuant to the exercise of warrants of the Issuer exercised by various holders and Bpifrance Participations' recent sales of Ordinary Shares in the open market, Bpifrance Participations has ceased to be the beneficial owner of more than five percent (5%) of the outstanding Ordinary Shares. Accordingly, the filing of this Amendment 10 represents the final amendment to Schedule 13D for the Reporting Persons and constitutes an exit filing for the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13D/A filed on February 12, 2021)

EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

## Signatures
- Bpifrance Participations S.A.: /s/ Sophie Paquin, Director of Legal Affairs (01/07/2026)
- Innobio FPCI: /s/ Sophie Paquin, Director of Legal Affairs (Bpifrance Investissement S.A.S.) (01/07/2026)
- Bpifrance Investissement SAS: /s/ Sophie Paquin, Director of Legal Affairs (Bpifrance Investissement S.A.S.) (01/07/2026)
- Caisse des Depots: /s/ Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (01/07/2026)
- EPIC Bpifrance: /s/ Sophie Paquin, Director of Legal Affairs (01/07/2026)
- Bpifrance S.A.: /s/ Boubakar Dione, Group Director of Legal Affairs (01/07/2026)